Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Preferred Income Opportunities Fund,

811-21293

The Board of the above referenced fund approved an investment policy change which removes the contingent capital securities from the 20%
 Other Securities investment strategies category and includes them in the 80% principal investment strategies category.

This will be disclosed to the shareholders in the July 31, 2016 Annual Report.